New member nominated for Supervisory Board of Schering AG

Berlin, March 7, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that its Supervisory Board will, on the occasion of its Annual General Meeting on April 19, 2006, recommend the election of Professor Dr. Dieter Hinzen (66) as a new member of the Supervisory Board representing the shareholders. If confirmed, Professor Hinzen would succeed Professor Dr. Piet Borst, who will retire from the Supervisory Board with the end of the Annual General Meeting.

"Professor Hinzen combines experience in the pharmaceutical industry along with scientific know-how in research and development. This will further complement the expertise of Schering's Supervisory Board," said Dr. Giuseppe Vita, Chairman of the Supervisory Board of Schering AG.

"The future growth of the pharmaceutical industry depends on its capability to create innovative medicines and diagnostic tools. I am therefore excited about the opportunity to work with a research-based company of Schering's global position and caliber. The products, stategic goals, and prospects of Schering meet high expectations. It would be my goal to contribute to Schering's worldwide reputation and success," said Professor Hinzen.

Professor Hinzen holds a doctorate in medicine from the University of Cologne, Germany, and habilitated in Physiology. After working as a professor at the "Centre National de la Recherche Scientifique", Gif-sur-Yvette, France, Hinzen held several key positions in the pharmaceutical industry. He worked for F. Hoffmann-La Roche, Switzerland, and Boehringer Ingelheim, Germany, for over twenty years with managing responsibilities in research and development.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Additional information at: www.schering.de/eng